EXHIBIT 21.1

Gordon Brothers Finance Company Consolidated Financial Statements as of December 31, 2019 and 2018, and for the Years Ended December 31, 2019, 2018, and 2017, and Independent Auditors’ Report

Gordon Brothers Finance Company

Table of Contents

Page(s)
Independent Auditors’ Report

Consolidated Financial Statements as of
December 31, 2019 and 2018, and for the
Years Ended December 31, 2019, 2018, and 2017

Statements of Assets, Liabilities and Owners’ Equity	2

Statements of Operations	3

Statements of Changes in Owners’ Equity	4

Statements of Cash Flows	5

Notes to Consolidated Financial Statements	6-21

Deloitte & Touche LLP 500 College Road East Princeton, NJ, 08540 United States Tel: +1 609 514 3600 www.deloitte.com

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors of Gordon Brothers Finance Company:

We have audited the accompanying consolidated financial statements of Gordon Brothers Finance Company and its subsidiaries (the “Company”), which comprise the consolidated statements of assets, liabilities, and owners’ equity as of December 31, 2019 and 2018, and the related consolidated statements of operations, changes in owners’ equity, and cash flows for the years ended December 31, 2019, 2018 and 2017, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of their operations and their cash flows for the year ended December 31, 2019, 2018 and 2017 in accordance with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

February 21, 2020

Gordon Brothers Finance Company

Consolidated Statements of Assets, Liabilities, and Owners’ Equity

As of December 31, 2019 and 2018

	2019	2018
Assets
Investments held to maturity, net of allowance for loan loss of $18,348,859 and $18,700,000, respectively	$443,572,653	$494,603,932
Investments available for sale, at fair value	2,973,750	20,195,731
Cash	7,156,333	6,960,750
Restricted cash	1,927,341	15,439,928
Prepaid expenses	8,671,362	11,411,921
Interest receivable	3,935,923	5,447,520
Loan shortfall to be reimbursed	2,649,575	2,649,575
Other assets	2,285,715	2,547,634
Total assets	$473,172,652	$559,256,991

Liabilties
Long-term borrowings	$450,885,479	$502,316,824
Interest payable	2,010,175	2,360,396
Accrued expenses and other payables	8,894,538	22,587,081
Total liabilities	461,790,192	527,264,301

Owners' Equity
Owners’ equity	11,382,460	31,992,690
Total liabilities and owners' equity	$473,172,652	$559,256,991

The accompanying notes are an integral part of these consolidated financial statements.

Gordon Brothers Finance Company
Consolidated Statements of Operations
For the Years Ended December 31, 2019, 2018, and 2017

	2019	2018	2017

Investment Income
Interest income	$47,026,261	$63,916,503	$43,995,096
Other income	2,306,613	6,487,785	2,756,061
Total income	49,332,874	70,404,288	46,751,157

Expenses
Interest expense	47,755,322	49,538,446	36,438,337
Provision for loan loss	9,500,000	16,250,000	1,000,000
Payroll expenses	6,923,368	7,651,048	5,787,924
Professional fees	1,371,283	1,341,723	1,484,288
Other expenses	6,360,436	5,423,346	5,649,783
Total expenses	71,910,409	80,204,563	50,360,332
Net investment loss	(22,577,535)	(9,800,275)	(3,609,175)

Realized loss and change in unrealized appreciation/
depreciation on investments available for sale
Realized loss on investments available for sale	(1,414,238)	-	-
Net change in unrealized appreciation/depreciation
on investments available for sale	2,639,284	845,586	(1,470,790)
Total realized loss and change in unrealized appreciation/
depreciation on investments available for sale	1,225,046	845,586	(1,470,790)

Realized gain and change in unrealized appreciation/
depreciation on foreign currency investments
Realized gain on foreign currency investments	-	-	38,198
Net change in unrealized appreciation/depreciation on foreign	95,853	(146,165)	125,183
currency investments
Total realized gain and change in unrealized appreciation/
depreciation on foreign currency investments	95,853	(146,165)	163,381

Net decrease in owners' equity resulting from operations	$(21,256,636)	$(9,100,854)	$(4,916,584)

Gordon Brothers Finance Company
Consolidated Statements of Changes in Owners' Equity
For the Years Ended December 31, 2019, 2018, and 2017

	BCIC	GBG	Total

Owners' Equity at January 1, 2017	$19,244,056	$8,174,197	$27,418,253

Preferred stock draw	-	-	-
Net investment loss	(2,887,340)	(721,835)	(3,609,175)
Net change in unrealized depreciation on investments available for sale	(1,176,632)	(294,158)	(1,470,790)
Net realized gain and change in unrealized appreciation on foreign currency investments	130,705	32,676	163,381

Owners' Equity at December 31, 2017	15,310,789	7,190,880	22,501,669

Preferred stock draw	13,124,485	5,467,390	18,591,875
Ownership change in Common Stock	13,248	(13,248)	-
Net investment loss	(7,850,844)	(1,949,431)	(9,800,275)
Net change in unrealized appreciation on investments available for sale	674,506	171,080	845,586
Net realized gain and change in unrealized depreciation on foreign currency investments	(117,017)	(29,148)	(146,165)

Owners’ Equity at December 31, 2018	21,155,167	10,837,523	31,992,690

Preferred stock draw	456,315	190,091	646,406
Net investment loss	(18,084,606)	(4,492,929)	(22,577,535)
Net realized loss and change in unrealized appreciation on investments available for sale	981,262	243,784	1,225,046
Net realized gain and change in unrealized appreciation on foreign currency investments	76,778	19,075	95,853
Owners' Equity at December 31, 2019	$4,584,916	$6,797,544	$11,382,460

Gordon Brothers Finance Company
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2019, 2018, and 2017

	2019	2018	2017

Cash Flows from operating activities
Net decrease in owners’ equity resulting from operations	$(21,256,636)	$(9,100,854)	$(4,916,584)
Adjustments to reconcile net decrease in owners’ equity resulting from operations to net cash provided by (used in) operating activities:
Payment-in-kind interest	(2,241,670)	(359,811)	(435,708)
Realized loss on investments available for sale	1,414,238	-	-
Net change in unrealized (appreciation)/depreciation on investments available for sale	(2,639,284)	(845,586)	1,470,790
Net change in unrealized depreciation on foreign currency investments	-	-	(682,320)
Net change in deferred fees	(220,698)	1,484,323	1,203,358
Net change in OID	-	(350,840)	(109,544)
Changes in operating assets and liabilities:
(Decrease) increase in allowance for loan loss	(351,141)	16,250,000	1,000,000
Decrease (increase) in prepaid expenses	1,288,471	(519,096)	1,108,034
Decrease (increase) in interest receivable	1,511,597	(2,047,859)	(319,650)
Decrease in other assets	261,919	180,606	72,407
(Decrease) increase in interest expense payable	(350,221)	716,817	120,496
(Decrease) increase in accrued expenses and other payables	(13,692,543)	14,629,913	4,525,154
Net cash provided by (used in) operating activities	(36,275,968)	20,037,613	3,036,433

Cash flows from investing activities
Purchases of investments	(167,350,825)	(355,282,260)	(144,075,245)
Proceeds from the sale and repayment of investments	239,642,643	258,346,468	90,997,791
Net cash provided by (used in) investing activities	72,291,818	(96,935,792)	(53,077,454)

Cash flows from financing activities
Amortization of line of credit and origination costs	1,452,088	1,540,407	1,557,218
Proceeds from long-term borrowings	248,979,014	348,353,748	177,115,913
Repayments of long-term borrowings	(300,410,362)	(275,815,529)	(126,975,345)
Proceeds from preferred stock draw	646,406	18,591,875	-

Net cash provided by (used in) financing activities	(49,332,854)	92,670,501	51,697,786

Net (decrease) increase in cash and restricted cash	(13,317,004)	15,772,322	1,656,765

Cash and restricted cash at beginning of year	22,400,678	6,628,356	4,971,591

Cash and restricted cash at end of year	$9,083,674	$22,400,678	$6,628,356

Supplemental disclosure of cash flow information
Cash paid during the period for:
Interest	$48,105,543	$48,821,629	$36,317,841
Taxes	$30,600	$79,108	$60,523

Gordon Brothers Finance Company

Notes to Consolidated Financial Statements

As of December 31, 2019 and 2018, and for the Years Ended
December 31, 2019, 2018, and 2017

1.	The Company

Gordon Brothers Finance Company (the “Company”) and its subsidiaries were organized pursuant to the laws of the State of Delaware on June 25, 2014, primarily for the purpose of participating in structured loans and making secondary debt investments. Typically, these investments consist of ownership interests in the debt of highly leveraged or financially troubled companies. Such investments may arise as a consequence of financially troubled companies’ lack of access to the capital markets, expansion needs, mergers and acquisitions, illiquidity, complexity of the company or its obligations or lack of information. The Amended and Restated Bylaws, adopted on October 31, 2014, are the Company’s governing document.

The Company began operations effective October 31, 2014 with the closing of the purchase agreement (the “Purchase Agreement”) by and among the Company and its related entities, 1903 Debt Fund, LP and 1903 Offshore Debt Fund, LTD, and their related entities and Gordon Brothers Group, LLC (“GBG”), which includes GB Credit Partners, LLC (“GBCP”), a wholly owned subsidiary of GBG. Certain capitalized terms throughout these financial statements are defined in the Purchase Agreement.

The Company is a private commercial finance company owned 80.1% by BlackRock Capital Investment Corporation (“BCIC”) and 19.9% by GBG. Effective August 17, 2018 there was a transfer of ownership interests from GBG to BCIC in the amount of 0.1%. The affairs of the Company shall be managed by or under the direction of the board of directors (the “Board”) and shall continue unless dissolved at any time by the Board.

The Company has two wholly owned subsidiaries, Gordon Brothers Finance Company, LLC, (“GBFC LLC”) and Gordon Brothers Finance Company Subsidiary, LLC, each a Delaware limited liability company, which were organized for the purpose of holding the structured debt loan portion of the Company’s portfolio.

On July 28, 2017 GBFC Finance Trust (the “Trust”) was formed under the laws of Victoria, Australia for the purpose of originating and acquiring structured loans. GBFC Pty Ltd was formed on July 7, 2017 under the laws of Victoria, Australia and is the trustee of the Trust. GBFC Pty Ltd is a wholly owned subsidiary of GBFC LLC.

2.	Summary of Significant Accounting Policies

The following is a summary of the significant accounting policies followed by the Company in the preparation of its consolidated financial statements.

Basis of Presentation and Consolidation—The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries, which were established to hold certain investments of the Company. The Company owns 100% of each subsidiary and, as such, the subsidiaries are consolidated into the Company’s consolidated financial statements. All transactions between the Company and its subsidiaries have been eliminated in consolidation. All amounts are expressed in U.S. Dollars (“USD”).

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Gordon Brothers Finance Company

Notes to Consolidated Financial Statements

As of December 31, 2019 and 2018, and for the Years Ended
December 31, 2019, 2018, and 2017

Certain prior period information has been reclassified to conform to the current period presentation. The reclassification has no effect on the Company’s consolidated financial position or the consolidated results of operations as previously reported.

Expenses are recorded on an accrual basis.

Use of Estimates—The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting period. Changes in the economic environment, financial markets, and any other parameters used in determining these estimates could cause actual results to differ and such differences could be material.

Cash and Restricted Cash—The Company’s cash is maintained in U.S. and non-U.S. bank accounts, of which most bank account balances had little or no insurance coverage (most balances are held in U.S. bank accounts which exceeded the U.S. Federal Deposit Insurance Corporation limits).

Effective January 1, 2018, the Company adopted ASU 2016-18 which requires restricted cash to be included in the beginning and ending balances of cash within the Consolidated Statements of Cash Flows. As a result, the beginning and ending balances of the prior period in the Consolidated Statements of Cash Flows has been adjusted to include restricted cash.

The Company’s restricted cash is comprised of due diligence deposits for potential portfolio investments and holdback amounts for existing portfolio investments.

Foreign Exchange—The books and records of the Company and its subsidiaries are maintained in USD. Investments denominated in a foreign currency are translated into USD at the prevailing rates of exchange of such currencies against USD at the valuation date. Securities transactions, investment income and expenses are translated into USD at the prevailing rates of exchange on the respective dates of the transactions. Such fluctuations are included in net change in unrealized appreciation/depreciation on foreign currency investments in the accompanying Consolidated Statements of Operations. At December 31, 2019 and 2018, the Company held $33,236,604 and $31,014,835 in non-USD denominated foreign investments, respectively.

Income and Expense Recognition—The Company recognizes all income and expense activities based on the accrual basis of accounting. Interest on currently paying debt is accrued as earned. Interest on non-currently paying debt is recognized when received. Income received in a form other than cash is recorded at the value of the asset received. Premiums and discounts on debt and structured loans are amortized or accreted using the straight line method over the life of the respective security when cash collection of principal is expected. Loans or debt securities are placed on non-accrual status, as a general matter, when principal or interest payments are past due 30 days or more or when there is reasonable doubt that principal or interest will be collected. Accrued interest generally is reversed when a loan or debt security is placed on non-accrual status. For loans and securities with payment-in-kind (“PIK”) income, which represents contractual interest or dividends accrued and added to the principal balance, such income is accrued only to the extent that the Company believes that the PIK income is likely to be collected.

Gordon Brothers Finance Company

Notes to Consolidated Financial Statements

As of December 31, 2019 and 2018, and for the Years Ended
December 31, 2019, 2018, and 2017

In certain transactions, the Company will receive commitment fees associated with a loan. In addition, loans are occasionally acquired where the selling party will transfer, in addition to the loan, a portion of unamortized commitment fees associated with the loan. Such fees are capitalized as part of the cost basis of the associated loan and recognized over the remaining life of the loan. In the event that a loan or a portion of a loan that has associated unamortized commitment fees is sold, a portion or all of any related fees may or may not be transferred to the buyer. If the loan is retired early or sold, either in whole or in part, the remaining unamortized balance of any fees related to that portion sold or retired is recognized as interest income. During the years ended December 31, 2019, 2018, and 2017, the Company recognized $3,503,774, $6,402,550, and $2,961,428, respectively, of commitment, closing and monitoring fee payments as interest income. The Company may receive additional fees in connection with the loans including prepayment fees and consent fees. Such fees are recognized in the period in which they are earned.

The Company is responsible for all fees, costs, expenses and liabilities incurred in connection with Company’s operations, including the acquisition, maintenance, travel, administration and disposition of investments, including transactions that are not consummated, expenses of third party service providers, use of independent appraisers, preparation and distribution of reports, director and officer liability or other insurance obtained by the Company, and such other costs as are provided for under the Company Bylaws. Interest expense includes unused Line of Credit fees.

Loan Shortfall Amount—As part of the Purchase Agreement, GBG agreed to pay, or cause GBCP to pay, an amount in cash equal to the Loan Shortfall Amount to the Company. The Loan Shortfall Amount is equal to the Aggregate Fair Value of the Loans sold to the Company on October 31, 2014 (the “Purchase Date”) less the Aggregate Realized Value of the same Loans, provided such difference does not exceed one percent (1%) of the Aggregate Fair Value of the Loans sold to the Company or $2,649,575. The Loan Shortfall Amount is due and payable upon the earlier of: 1) the realization of all of the Loans sold to the Company on the Purchase Date and 2) the seventh anniversary of the Purchase Date.

Prepaid Expenses—Included in prepaid expenses are deferred purchase price costs and other transaction costs associated with the Purchase Agreement and the Line of Credit. These prepaid expenses are being amortized on a straight line basis over the estimated useful lives of the related agreements. Other prepaid fees are amortized over their expected useful lives, on a straight line basis.

Costs incurred in connection with the Initial Line of Credit (See Note, 4 Long-Term Borrowings) with Deutsche Bank, AG (“DB”) and subsequent amendments are included in prepaid expenses, net of accumulated amortization. These costs are amortized on a straight line basis over the five year life of the agreement which approximates the effective interest rate.

Other Assets—Other Assets principally consist of fixed assets being held available for sale. The assets are held by CFGB Silver LLC, a limited liability company (“CFGB”) which was organized pursuant to the laws of the State of Delaware on August 10, 2016. The business and affairs of CFGB are managed by its members. The Company is entitled to 50% of any proceeds, after expenses, from sales of any fixed assets owned by CFGB.

Gordon Brothers Finance Company

Notes to Consolidated Financial Statements

As of December 31, 2019 and 2018, and for the Years Ended
December 31, 2019, 2018, and 2017

Investments—Acquired loans or debt securities are recorded at cost at the time they are acquired. These acquired loans or debt securities are considered loans or debt securities without evidence of credit deterioration. Acquired loans or debt securities without evidence of credit deterioration are accounted for under Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC 310-20”), Receivables, Nonrefundable Fees and Other Costs.

Loans or debt securities purchased where the Company determines that there is no evidence of credit deterioration and it is probable that all contractual loan payments are collectable are accounted for under ASC 310-20. The Company uses the interest method to recognize, as a level-yield adjustment, the difference between the initial recorded investment in the loan and the principal amount of the loan. The calculation of the constant effective yield necessary to apply the interest method uses the payment terms required by the loan contract, and prepayments of principal are not anticipated to shorten the loan term.

Investments are carried at cost unless otherwise noted as available for sale. Investment transactions are accounted for on the contract (trade) date unless there are substantial conditions to the purchase. Realized gains or losses on the disposition of the investments are calculated using the specific identification method and are measured by the difference between the net proceeds from the repayment or sale and the amortized cost basis of the investment. Net realized losses include, if applicable, the cost basis of investments which have been written off. Investments on loans are subject to an impairment analysis on a periodic basis, or at least annually. A key component in the impairment analysis is the valuation of the Company’s investments. (See Note 7, Allowance for Loan Losses)

The various factors used in the impairment analysis are reviewed periodically, generally on a quarterly basis. The Company then establishes an allowance for loan losses for the projected probable net loan losses inherent in the loan portfolio on an investment by investment basis based on this analysis. As of December 31, 2019 and 2018, there was a provision for loan loss in the amount of $9,500,000 and $16,250,000, respectively.

The valuation of substantially all of the Company’s investments (inclusive of the impairment analysis above) has been classified within Level 3, as they have unobservable inputs and they trade infrequently or not at all. Level 3 investments include senior secured investments. When observable prices are not available for these investments, the Company uses one or more valuation techniques (e.g., the market approach or the income approach) for which sufficient and reliable data is available. Within Level 3, the use of the market approach generally consists of using comparable market transactions primarily taking into consideration such factors as the underlying entities’ historical and projected EBITDA, while the use of the income approach generally consists of the net present value of estimated future cash flows, adjusted as appropriate for liquidity, credit, market and/or other risk factors. Calculating the loan to value ratio is another technique used and is based on the value of the underlying collateral of the investment. The selection of appropriate valuation techniques may be affected by the availability of relevant inputs as well as the relative reliability of the inputs. In some cases, one valuation technique may provide the best indication of fair value while in other circumstances, multiple valuation techniques may be appropriate. The results of the application of the various techniques may not be equally representative of fair value, due to assumptions made in the valuation. In some situations, the Company may determine to evaluate and weigh the results, as appropriate, to develop a range of possible values, with the fair value based on the Company’s assessment of the most representative point within the range.

Gordon Brothers Finance Company

Notes to Consolidated Financial Statements

As of December 31, 2019 and 2018, and for the Years Ended
December 31, 2019, 2018, and 2017

Quarterly, the Company will provide the above information, in addition to commentary on the analytics, assumptions, and other relevant facts, as well as a recommended value for each investment, to the Valuation Committee of the Company. Following discussions on each investment, the Valuation Committee will provide the Company with the valuation conclusions. The Company may conduct varying levels of diligence on the underlying support information and calculations when ultimately determining the value of an investment.

The inputs used by the Company in estimating the value of its investments include the original transaction price, recent transactions in the same or similar instruments, completed or pending third-party transactions in the underlying investment or comparable issuers, subsequent rounds of financing, recapitalizations and other transactions across the capital structure, offerings in the equity or debt capital markets, and changes in financial ratios or cash flows. In addition to its review of financial metrics, the Company may also undertake periodic appraisals of the loan collateral of the underlying entity. Investments may also be adjusted to reflect illiquidity and/or non-transferability, with the amount of such discount estimated by the Company in the absence of market information. The fair value measurement of investments does not include transaction costs that may have been capitalized as part of the security’s cost basis. Assumptions used by the Company due to the lack of observable inputs may significantly impact the resulting value and therefore the Company’s results of operations.

The above valuation considerations are used primarily for the determination of whether the cost of an investment is impaired as of the valuation date. (See Note 7, Allowance for Loan Losses)

Income Taxes—The Company is subject to U.S. federal income taxes as well as state and local taxes for its share of net taxable income. The Company files a U.S. federal tax return in addition to state and local tax returns, as required. Refer to Note 11, Income Taxes, for further disclosure.

Recent Issued Accounting Pronouncements—In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”), which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. ASU 2014-09 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Company adopted the new standard effective on January 1, 2019 using the modified retrospective method. Furthermore, the Company has reached conclusions on key accounting assessments, including identification of performance obligations, and evaluation of existing contracts and revenue streams for potential changes in the amount and timing of revenue recognition. As a result of this analysis, substantially all revenue streams are excluded from the scope of the new standard and the adoption of the standard has no material impact on the Company’s consolidated financial statements.

Gordon Brothers Finance Company

Notes to Consolidated Financial Statements

As of December 31, 2019 and 2018, and for the Years Ended
December 31, 2019, 2018, and 2017

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”). The guidance in this ASU supersedes the leasing guidance in Leases (Topic 840). Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for those leases previously classified as operating leases. The guidance requires the use of a modified retrospective transition approach, which includes a number of optional practical expedients that entities may elect to apply. The amendments in ASU No. 2016-02 are effective for annual reporting periods beginning after December 15, 2019, and interim periods with fiscal years beginnings after December 15, 2020, with early adoption permitted. The adoption of ASU No. 2016-02 did not have a material impact on the financial statements or related disclosures.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses: Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 modifies U.S. GAAP related to the recognition of credit losses by replacing the incurred loss impairment methodology in current U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. ASU 2016-13 would apply to financial assets such as loans, debt securities, trade receivables, off-balance sheet credit exposures, reinsurance receivables, and other financial assets that have the contractual right to receive cash. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. ASU 2016-13 is effective for fiscal years beginning after December 15, 2020. The Company is currently assessing the impact the adoption of ASU 2016-13 will have on future financial statements and disclosures.

In March 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”). ASU 2018-13 is effective for fiscal years beginning after December 15, 2019, including interim periods therein, with early adoption permitted. The Company is currently evaluating the effect on its consolidated financial statements and related disclosures.

3.	Investments

Purchases of investments, excluding PIK, for the twelve months ended December 31, 2019, 2018, and 2017 totaled $167,350,825, $355,282,260, and $144,075,245, respectively. Proceeds from sales, repayments and other exits of investments for the twelve months ended December 31, 2019, 2018, and 2017 totaled $239,642,643, $258,346,468, and $90,997,791. Unrealized appreciation (depreciation) on investments available for sale, for the twelve months ended December 31, 2019, 2018, and 2017 totaled $2,639,284, $845,586, and $(1,470,790), respectively.

In accordance with FASB ASC 825, Financial Instruments, the Company elected the fair value option, upon initial recognition, for its investments available for sale. The fair value option permits the irrevocable election of fair value on an instrument-by-instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. Changes in the fair value of these assets and liabilities and related interest expense are recorded on the Consolidated Statements of Operations. Refer to Note 5, Fair Value Measurement, for a description of valuation methodologies for each of the financial instruments mentioned above. At December 31, 2019 and 2018, investments available for sale held by the Company were valued using unadjusted quoted prices that are observable as inputs which would be considered Level 2 in the Fair Value Hierarchy.

Gordon Brothers Finance Company

Notes to Consolidated Financial Statements

As of December 31, 2019 and 2018, and for the Years Ended
December 31, 2019, 2018, and 2017

The investments available for sale have a contractual maturity date due between one to seven years following the year ended December 31, 2019. At December 31, 2019 and 2018, investments available for sale consisted of the following:

	2019
	Amortized	Unrealized	Unrealized	Estimated
Investments	Cost	Appreciation	Depreciation	Fair Value
Available for Sale	$2,958,750	$15,000	$—	$2,973,750
Total	$2,958,750	$15,000	$—	$2,973,750

	2018
	Amortized	Unrealized	Unrealized	Estimated
Investments	Cost	Appreciation	Depreciation	Fair Value
Available for Sale	$22,820,015	$—	$(2,624,284)	$20,195,731
Total	$22,820,015	$—	$(2,624,284)	$20,195,731

At December 31, 2019 and 2018, investments held to maturity consisted of the following:

	2019
Investment	Cost	Fair Value
Senior secured notes	$—	$—

Senior secured loans:
First lien	363,210,156	363,210,156
Second lien	80,362,497	80,362,497

Total senior secured loans	443,572,653	443,572,653

Total	$443,572,653	$443,572,653

	2018
Investment	Cost	Fair Value
Senior secured notes	$443,129	$443,129

Senior secured loans:
First lien	365,329,864	365,329,864
Second lien	128,830,939	128,830,939

Total senior secured loans	494,160,803	494,160,803

Total	$494,603,932	$494,603,932

Gordon Brothers Finance Company

Notes to Consolidated Financial Statements

As of December 31, 2019 and 2018, and for the Years Ended
December 31, 2019, 2018, and 2017

Industry Composition—The industry composition of the investment portfolio at December 31, 2019 and 2018 was as follows:

	2019	2018
Industry Classification	% of Cost
Retail	35.2%	46.9%
Consumer goods: non-durable	17.8	11.0
Wholesale	16.1	19.5
Energy: oil & gas	10.5	5.4
High tech industries	9.8	8.0
Beverage, food & tobacco	5.5	0.1
Healthcare & pharmaceuticals	3.3	-
Aerospace & defense	1.8	1.9
Chemicals, plastics & rubber	-	5.0
Transportation: cargo	-	2.2

Total	100.0%	100.0%

Geographic Composition— The geographic composition of the portfolio, at cost, at December 31, 2019 was: United States 92.5%, Australia 3.8%, Canada 2.6% and the United Kingdom 1.1%. The geographic composition of the portfolio, at cost, at December 31, 2018 was: United States 93.6%, Canada 2.1%, the United Kingdom 2.1% and Australia 2.2%. The geographic composition is determined by several factors including the location of the corporate headquarters of the portfolio companies.

4.	Long-term Borrowings

Borrowings with an original maturity of one year or more are classified as Long-Term Borrowings.

The Company’s total Long-Term Borrowings outstanding as of December 31, 2019 and 2018 were as follows:

	2019	2018
Long‐Term Borrowings
Line of Credit—Class A	$253,978,053	$312,390,888
Line of Credit—Class B	20,494,003	23,944,003

Total Line of Credit	274,472,056	336,334,891

Junior Debt	172,439,060	161,212,698
Lending Business Note	3,974,363	4,769,235

Total	$450,885,479	$502,316,824

Gordon Brothers Finance Company

Notes to Consolidated Financial Statements

As of December 31, 2019 and 2018, and for the Years Ended
December 31, 2019, 2018, and 2017

The average debt outstanding during the years ended December 31, 2019 and 2018 was as follows:

	2019	2018
Line of Credit	$266,699,649	$349,645,094
Junior Debt	152,932,850	147,366,496
Lending Business Note	4,371,799	5,166,671

The maximum amount borrowed during the years ended December 31, 2019 and 2018 was as follows:

	2019	2018
Line of Credit	$311,955,684	$381,347,185
Junior Debt	178,101,079	174,501,079
Lending Business Note	4,769,235	5,564,108

The weighted average interest rate during the years ended December 31, 2019 and 2018 for Long-Term Borrowings was as follows:

	2019	2018
Line of Credit	6.58%	6.10%
Junior Debt	13.42	13.15
Lending Business Note	5.00	5.00

Line of Credit—On October 31, 2014, the Company, through its wholly owned subsidiary GBFC LLC (the “Borrower”), entered into a Loan Financing and Servicing Agreement (the “Line of Credit”) which had an initial commitment of $200,000,000 split between Class A Facility Amount of $160,000,000 and Class B Facility Amount of $40,000,000. The Line of Credit provided for advances in EUR, CAD and GBP up to a limit of 20% (USD equivalent) of the Class A and Class B Facility Amounts, respectively.

The Company is charged an unused financing commitment fee of 0.50% on the Class A Facility and 0.75% on the Class B Facility. Borrowings may be drawn, repaid and borrowed subject to availability under the Borrowing Base calculation, as defined in the Line of Credit. Provisions, reserves and restrictions are based on such criteria as to type of securities held, industry and individual position concentration limits and overall portfolio diversity. In addition, there are requirements with respect to minimum equity levels and borrowing base availability.

During 2016, the Company entered into Amendments No. 2 through No. 5 to the Line of Credit that resulted in the increase of the Class A Facility Amount to $310,000,000 and the Class B Facility Amount to $37,200,000, equal to 12% of the Class A Facility Amount.

On April 19, 2017, the Company entered into Amendment No. 6 to the Line of Credit that resulted in an increase of the Class A Facility Amount to $370,000,000 and the Class B Facility Amount to $44,400,000. In addition, the Foreign Currency Sublimit was increased to 50% of the respective Class A and Class B Facility Amounts. The Line of Credit maturity date was extended from April 29, 2021 to April 19, 2022.

Gordon Brothers Finance Company

Notes to Consolidated Financial Statements

As of December 31, 2019 and 2018, and for the Years Ended
December 31, 2019, 2018, and 2017

On May 24, 2018, the Company entered the Amended and Restated Loan Finance Agreement, as amended, which further increased the Class A Facility Amount to $535,000,000 and reduced the Class B Facility Amount to $41,150,000. The Line of Credit maturity date was extended to May 24, 2023. The Class A Facility interest rate and the Class B Facility interest rate were reduced from three month LIBOR plus 3.47% and 7.00% to three month LIBOR plus 3.10% and 6.50%, respectively.

On May 31, 2019, the Company entered into Amendment No. 10 to the Line of Credit that resulted in the extension of the maturity date to May 31, 2024. The Class A Facility Amount remained at $535,000,000 and the Class B Facility Amount was reduced to $31,150,000.

All borrowings are secured by a first priority perfected security interest in, and lien upon, substantially all assets of the Company. All borrowings and cash received from loans made by the Company must be used to satisfy obligations of the Company prior to any other obligations, subject to certain exceptions. As of December 31, 2019 and 2018, the Company and its subsidiaries are in compliance with the terms and conditions of the Line of Credit as amended.

For the twelve months ended December 31, 2019, 2018, and 2017, the Company incurred commitment fees of $1,588,097, $821,936, and $584,764, respectively, on the unused portion of the Line of Credit. These expenses are included in Interest Expense in the Consolidated Statements of Operations.

Junior Debt—As part of the Purchase Agreement dated October 31, 2014, the Company issued notes (the “Junior Notes”) to BCIC, GBG Credit Finance SPV, LLC and GBG Finance Employee SPV, LLC (each a “Purchaser”, altogether, the “Purchasers”). The Purchasers may subsequently provide additional commitments on the same terms but are under no obligation to do so. The Junior Notes mature on October 31, 2021 and shall bear interest on the outstanding principal at the annual rate of LIBOR (the higher of one month LIBOR and one percent) plus eleven percent (11.00%). Interest shall be paid in arrears on the first day of each month. Each Purchaser was entitled to a closing fee equal to one and one half percent (1.50%) of the principal amount of the Junior Notes purchased. The closing fee is being amortized through maturity of the Junior Notes on a straight line basis. The unamortized balance of the closing fee is included in prepaid expenses on the Consolidated Statements of Assets, Liabilities, and Owners’ Equity.

Lending Business Note—As part of the Purchase Agreement dated October 31, 2014, the Company agreed to pay GB Credit Partners, LLC (“GBCP”) a note in the principal amount of $7,948,725 (the “GBCP Note”). The GBCP Note shall bear interest on the outstanding principal at an annual rate of five percent (5%) and will be repaid in twenty (20) substantially equal semi-annual installments, commencing on the six (6) month anniversary of October 31, 2014, and ending on the tenth (10th) anniversary of October 31, 2014. GBCP is a wholly-owned subsidiary of GBG, and was a party to the Purchase Agreement.

Gordon Brothers Finance Company

Notes to Consolidated Financial Statements

As of December 31, 2019 and 2018, and for the Years Ended
December 31, 2019, 2018, and 2017

5.	Fair Value Measurement

FASB ASC 820, Fair Value Measurements and Disclosure (“ASC 820”) establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are as follows:

Level 1—Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2—Inputs other than unadjusted quoted prices that are observable for the asset or liability either directly or indirectly including inputs that are not considered to be active at the measurement date;

Level 3—Inputs that are unobservable for the asset or liability at the measurement date.

Investments for which market prices or quotations are not readily available or deemed appropriate by the Company are valued at their estimated cost as determined in good faith by the Company after considering, among other things, the type of investment or underlying collateral, and marketability (or absence thereof).

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. An investment’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes “observable” may require significant judgment by the Company. The Company considers observable data to be that market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and/or provided by multiple, independent sources that are actively involved in the relevant market. The categorization of an investment within the hierarchy is based upon the pricing transparency of the investment and does not necessarily correspond to the Company’s perceived risk of that investment.

The carrying values of cash and cash equivalents, receivables, other assets, accounts payable and accrued expenses approximate fair value due to their short maturities. As of December 31, 2019 and 2018, management of the Company believes that the carrying value of our long-term borrowings, maintained at cost, approximates fair value when compared to other similar credit agreements in the marketplace. The fair value of the long term borrowings would be classified as Level 2 with respect to the fair value hierarchy.

Gordon Brothers Finance Company

Notes to Consolidated Financial Statements

As of December 31, 2019 and 2018, and for the Years Ended
December 31, 2019, 2018, and 2017

6.	Risks

The Company’s investing activities expose it to various types of risks that are associated with the financial instruments and markets in which it invests. Certain aspects of those risks are addressed below:

Illiquidity of Investments—Due to the nature of the Company’s investment strategy (see Note 1, “The Company”), the majority of the Company’s portfolio consists of a high number of illiquid or thinly traded investments for which no market exists or are restricted as to their transferability and thus have a greater amount of both market and credit risk than many other fixed income investments. These investments trade in a limited market and may not be able to be immediately liquidated if necessary. If the Company were required to dispose of them, the lack of an established, liquid secondary market for some Company assets may have an adverse effect on the market value of those assets and the ability to liquidate them. The sale of any such investments may only be possible at substantial discounts. The value assigned to these investments may vary significantly from the values that would have been used had a broader market for the investments existed, and the difference could be material.

Market Risk—Loan assignments and participations have exposure to certain degrees of risk, including interest rate, market risk, and the potential non-payment of principal and interest, including default or bankruptcy of the issuer or the intermediary in the case of participation. Loans are generally subject to prepayment risk, which will affect the maturity of such loans.

Control Risk—If a bond or bank debt is acquired through participation, the Company may have no right to directly enforce compliance by the borrower with the terms of the loan agreement, nor may it have the right to object to certain changes in the loan agreement. Further, in the event of insolvency, the Company may be treated as a general creditor of such selling institution, and may not have any exclusive or senior claim with respect to the selling institution’s interest in, or the collateral with respect to, the secured loan. Consequently, the Company may be subject to the credit risk of the selling institution as well as the borrower.

Interest Rate Risk—Changes in interest rates could negatively affect the value of the Company’s investments, which could result in reduced earnings or losses and negatively affect cash flows. The Company has investments that are based on a floating rate for which decreases in interest rates may have a negative effect on yield.

Industry Concentration Risk—The Company’s portfolio may not generally be as diversified as other investment vehicles, as it will be primarily invested in debt of and loans to companies in the retail, consumer products and services, real estate, or industrial commercial equipment industries. Accordingly, the Company’s investments may be subject to more rapid change in value than would be the case if the Company were required to maintain a wider distribution among types of securities, geographical areas, issuers and industries.

Gordon Brothers Finance Company

Notes to Consolidated Financial Statements

As of December 31, 2019 and 2018, and for the Years Ended
December 31, 2019, 2018, and 2017

Foreign Currency Exchange Risk—The Company may hold assets denominated in currencies other than the USD. In such instances there is exposure to currency risk, as the value of securities denominated in other currencies will fluctuate due to changes in exchange rates. The Company may enter into foreign currency options in an attempt to hedge this risk.

Risks may arise upon entering into foreign currency options from the potential inability of counterparties to meet the terms of their options, if exercised, and are generally limited to the amount of unrealized gain on the contract (if any) at the date of default. Risks may also arise from unanticipated movements in the value of the foreign currency relative to the USD.

Credit Risk—Credit risk is the potential loss the Company may incur as a result of the failure of a counterparty or an issuer to make payments according to the terms of a contract. The Company is subject to credit risk because of its strategy of investing in the debt of financially distressed issuers. The Company’s exposure to credit risk at any point in time is represented by the value of the amounts reported as assets at such time. The Company is also subject to market concentration risk since a significant portion of its investment portfolio has similar characteristics, such as degree of leverage and credit rating, and is therefore affected by changes in economic conditions.

7.	Allowance for loan Losses

In accordance with FASB ASC 450, Contingencies, the Company maintains an allowance for loan losses at an amount sufficient to absorb losses inherent in the loans held for investment portfolio as of the reporting date based on the Company’s projection of probable net loan losses.

The Company considers both quantitative and qualitative factors in determining the allowance for loan losses. This allowance amount is calculated based upon risk rating and loan type. Criteria that are considered when assessing loss rates include but are not limited to: the value of the underlying collateral, the industry of the obligor and the obligor’s liquidity and other financial indicators, along with certain qualitative factors.

Qualitative factors may include forecasting uncertainties, composition of the loan portfolio (including industry, geography and collateral type), economic or business conditions and emerging trends.

The following outlines the Risk Rating System:

Risk Rating 1—Investments with a grade of 1 involve the least amount of risk to our initial cost basis. The trends and risk factors for this investment since origination or acquisition are generally favorable, which may include the performance of the portfolio company or a potential exit.

Risk Rating 2—Investments with a grade of 2 involve a level of risk to our initial cost basis that is similar to the risk to our initial cost basis at the time of origination or acquisition. This portfolio company is generally performing as expected and the risk factors to our ability to ultimately recoup the cost of our investment are neutral to favorable. All investments or acquired investments in new portfolio companies are initially assigned a grade of 2.

Gordon Brothers Finance Company

Notes to Consolidated Financial Statements

As of December 31, 2019 and 2018, and for the Years Ended
December 31, 2019, 2018, and 2017

Risk Rating 3—Investments with a grade of 3 indicate that the risk to our ability to recoup the initial cost basis of such investment has increased materially since origination or acquisition, including as a result of factors such as declining performance and non-compliance with debt covenants.

Risk Rating 4—Investments with a grade of 4 indicates that the risk to our ability to recoup the initial cost basis of such investment has substantially increased since origination or acquisition, and the portfolio company likely has materially declining performance. For debt investments with an investment grade of 4, most or all of the debt covenants are out of compliance, payments are substantially delinquent and/or the collateral value supporting our outstanding loan is not sufficient to cover our cost basis. For investments with a grade of 4, it is anticipated that we will not recoup our initial cost basis and may realize a substantial loss of our initial cost basis upon exit.

In instances where the Company believes that it may not be able to collect the entirety of the loan’s principal, interest payments received are applied to principal. The allowance for loan losses does not include amounts related to accrued interest receivable, as accrued interest receivable is reversed when a loan in placed on non-accrual status. The Company will charge loans off against its allowance for loan losses when it becomes evident that the Company will not fully collect the balance of the loan.

The projections of probable net loan losses are inherently uncertain, and as a result, the Company cannot predict with certainty the amount of such losses. Changes in economic conditions, the risk characteristics and composition of the portfolio, bankruptcy laws and other factors could impact the actual and projected net loan losses and the related allowance for loan losses. To the extent new loans are added to the portfolio or to the degree credit quality is worse than expected, the Company may record expense to increase the allowance for loan loss to reflect the estimated net losses inherent in the portfolio. Actual losses may vary from current estimates.

8.	Owners’ Equity

The Company is authorized to issue 100,000 shares of all classes of capital stock, consisting of (a) 40,000 shares of common stock, $0.001 par value (the “Common Stock”), and (b) 60,000 shares of preferred stock, $0.001 par value (the “Preferred Stock”). Of the 60,000 authorized shares of Preferred Stock, 55,000 shares shall be designated “Series A Non-Voting Preferred Stock”. As of December 31, 2019 and 2018, there were 13,247.88 and 13,247.88 shares of Common Stock and 48,567.07 and 47,910.82 shares of Preferred Stock outstanding, respectively. During 2019 and 2018, 656.25 and 18,875.00 additional shares of Preferred Stock were issued, respectively.

The Preferred Stock shall be entitled to receive dividends (accruing from and after the issuance date) at the rate of thirteen and a half percent (13.5%) per annum. Such dividends shall be declared and paid in cash on December 31 of each year. For the years ended December 31, 2019, 2018, and 2017, the Company paid $6,639,004, $5,887,209, and $3,974,278, respectively. The dividends paid are included in the supplemental cash flow information on the Statements of Cash Flows.

Allocation of Net Profits and Net Losses—Net profits or net losses of the Company are allocated as of the end of each fiscal period, generally monthly on a pro rata basis, to the equity accounts of the owners based on each such owners’ equity account as of the beginning of the fiscal period.

Gordon Brothers Finance Company

Notes to Consolidated Financial Statements

As of December 31, 2019 and 2018, and for the Years Ended
December 31, 2019, 2018, and 2017

9.	Commitments and Contingencies

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company’s maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company expects the risk of loss to be remote.

As of December 31, 2019, the Company had one unfunded commitment, Lack’s Valley Stores, in the amount of $5,832,092. As of December 31, 2018, the Company had one unfunded commitment, Lack’s Valley Stores, in the amount of $4,646,950.

10.	Related Party Transactions

In connection with the Purchase Agreement dated October 31, 2014, the Company entered into three agreements with GBG, a minority owner. These agreements were the following:

1.

IP License Agreement—In return for the exclusive use of a group of “Licensed Marks”, as defined, the Company agreed to pay GBG a quarterly fee equal to twenty‑five thousandths of one percent (0.025%) of Subject Assets, as defined.

2.

Services Agreement—In return for certain services to the Company, as defined, the Company agreed to pay GBG a quarterly fee equal to three hundred seventy-five ten‑thousandths of one percent (0.0375%) of Subject Assets, as defined.

3.

Desk Sharing Agreement—In return for the exclusive use of a portion of the GBG office space located on the 27th floor of 800 Boylston Street, Boston, the Company has agreed to pay GBG a monthly rent in the approximate amount of $23,811 during the term, as defined.

This monthly payment amount is subject to change based upon the amount of office space utilized.

Generally, termination of one of these agreements will terminate all of these agreements.

GBFC Employee SPV, LLC was organized pursuant to the laws of the State of Delaware on August 1, 2016, primarily for the purpose of purchasing, upon the same terms and conditions, the Junior Notes issued by the Company. Employees of the Company, after meeting certain minimum requirements, were permitted to purchase membership interests in GBFC Employee SPV, LLC. As of December 31, 2019 and 2018, purchases of the Junior Notes by GBFC Employee SPV, LLC totaled $6,050,000 and $5,800,000, respectively.

11.	Income Taxes

FASB ASC 740, Income Taxes, requires the Company to determine whether an uncertain tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If an uncertain tax position is likely to have greater than a 50% likelihood of being realized upon ultimate settlement, it could result in the Company recording a tax liability that

Gordon Brothers Finance Company

Notes to Consolidated Financial Statements

As of December 31, 2019 and 2018, and for the Years Ended
December 31, 2019, 2018, and 2017

would reduce owners’ equity. As of December 31, 2019 and 2018, the Company does not have a liability for uncertain tax positions. Potential interest and penalties associated with any such uncertain tax positions would be recorded in the Consolidated Statements of Operations.

Deferred income tax expense results principally from the use of different revenue and expense recognition methods for tax and financial accounting purposes. The Company estimates these differences and adjusts to actual upon preparation of the income tax return.

The Company’s tax positions have been reviewed for all open tax years, based on statutes of limitation for tax assessments which vary by jurisdiction, if applicable, and has concluded that no provision for income tax is required in the Company’s 2019, 2018 and 2017 consolidated financial statements.

The Company files income tax returns prescribed by the tax laws of the jurisdictions where it operates. Generally, the Company is subject to examination by United States federal and state tax jurisdictions, where applicable. At December 31, 2019, the tax years that remain subject to examination by the major tax jurisdictions under the applicable statute of limitations are from the year 2014 (the year operations commenced) forward.

For the years ended December 31, 2019, 2018, and 2017, the Company had no liability for Federal taxes. For the years ended December 31, 2019, 2018, and 2017, the Company has incurred $90,000, $90,000, and $125,000, respectively, for State taxes which is based upon a percentage of Preferred and Common Stock, net of unamortized upfront fees. This expense is included in Other Expenses in the Consolidated Statements of Operations.

12.	Subsequent Events

Based on the provisions of FASB ASC 855, Subsequent Events, the Company has reviewed all significant events and transactions through the date which the consolidated financial statements were available to be issued. Based on this review, there were no matters that would require accrual or disclosure.

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